UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 25, 2025

   (Meeting of the Minutes of the Board of Directors’ Meeting, held on June 25, 2025)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  June 25, 2025, at 10:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares; and (v) the Officer of the Company, Ms. Marina Guimarães Moreira Mascarenhas.

  Matter discussed and resolution:

  1. The members of the Board of Directors were updated on the proposal to reform the Novo Mercado regulations submitted to a restricted hearing by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), highlighting the main points submitted by B3, the process of voting and approving the changes, Abrasca’s position, and the extensive discussion of the topic by the parties. After analyzing the process and the impact of each of the proposed changes, the Board members voted to reject all of the proposals made by B3 until the voting rules in the Regulation reform process are revised. Nevertheless, the Board members reinforce the importance of the evolution of the Novo Mercado segment and corporate governance and recognize B3's efforts to expand dialogue with companies and change the procedural aspects of the deliberations, including the rule for approving reforms. The Board hereby undertakes to reassess the proposed amendments as soon as they are submitted by B3.

  Notes:

  The resolutions were approved, with no amendments or qualifications, by all Board members.

  There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

  MARCOS MARINHO LUTZ – Chairman

  JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chariman

  FABIO VENTURELLI

  FLÁVIA BUARQUE DE ALMEIDA

  FRANCISCO DE SÁ NETO

  JOSÉ MAURICIO PEREIRA COELHO

  MARCELO FARIA DE LIMA

  VÂNIA MARIA LIMA NEVES

  DENIZE SAMPAIO BICUDO – Secretary of the Board of Directors

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: June 25, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 25, 2025)